UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 23, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53019 Commission File Number	26-1357843 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

November 12, 2010

SRKP 23, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

November 12, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 23, Inc., a Delaware corporation (“SRKP 23” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of November 11, 2010 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 23, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 23” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of November 12, 2010, by and among SRKP 23; Weixin International Co., Limited, a company organized under the laws of the British Virgin Islands (“Weixin BVI”); Wei Xin Holding Group Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of Weixin BVI (“Weixin HK”); Gangzhou Kelida Intelligent Equipment Co., Ltd., a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Weixin HK (“Kelida”); Zhaoqing Hua Su Plastic Trading Company (“Hua Su”), Zhaoqing Chuang Yi Resources Recycle Co., Ltd. (“Chuang Yi”), Zhaoqing Xin Ye Plastic Co., Ltd. (“Xin Ye”), and Zhaoqing Li Jun Craftwork Co., Ltd. (“Li Jun”), each a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Kelida; and all of the shareholders of Weixin BVI (each, a “Weixin Shareholder” and collectively, the “Weixin Shareholders”).

Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 7,865,556 shares of our common stock to the Weixin Shareholders in exchange for 100% of the equity interest of Weixin BVI (the “Share Exchange”).  We will also cancel an aggregate of 6,679,899 shares of common stock held by our stockholders such that our current stockholders will hold an aggregate of 1,907,455 shares of common stock immediately after the Share Exchange and the Private Placement Offering (as that term is defined herein).  We will also cancel warrants to purchase 7,804,803 shares of our common stock held by our current stockholders such that our current stockholders will hold warrants to purchase 782,545 shares of common stock immediately after the Share Exchange and Private Placement.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Xiao Liu, Hongbing Wan, Zongqi Li, Yu Hong Hu and Xiao Zhu Pang to the board of directors of our Company, with Hongbing Wan serving as Chairman.   Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Xiao Liu as our Chief Executive Officer.  Our board will also appoint a new Chief Financial Officer upon the closing of the Share Exchange.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Exchange Agreement (the “Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about November 12, 2010.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On November 12, 2010, the Company entered into the Exchange Agreement with Weixin BVI, Weixin HK, Kelida, Hua Su, Chuang Yi, Xin Ye, Li Jun and the Weixin Shareholders.  Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 7,865,556 shares of common stock to the Weixin Shareholders in exchange for 100% of the equity interest in Weixin BVI.  Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Weixin BVI will become a 100%-owned subsidiary of SRKP 23;

•
We will assume the operations of Weixin BVI and its subsidiaries.  Weixin BVI is the 100% owner of Weixin HK, which is the 100% of Kelida, which is the 100% owner of Hua Su, Chuang Yi, Xin Ye, and Li Jun;

•	We will issue and aggregate of 7,865,556 shares of common stock to the Weixin Shareholders;

•	We will cause 6,679,899 shares of our common stock held by our current stockholders to be cancelled and extinguished (the “SRKP 23 Share Cancellation”);

•	We will cause warrants to purchase 7,804,803 shares of our common stock held by our current stockholders to be cancelled and extinguished (the “SRKP 23 Warrant Cancellation”)

•	We will close a private placement offering resulting in proceeds up to $5.5 million (the “Private Placement Offering”); and

•	We will change our name to “China Wesen Recycling Technology, Inc.”

As a result of the Share Exchange, we will become a 100% parent corporation of Weixin BVI and the Weixin Shareholders will become stockholders of SRKP 23.  Immediately following the closing of the Share Exchange and the Private Placement Offering, we will have 12,217,455 shares of common stock issued and outstanding and warrants to purchase 782,545 shares of common stock outstanding; the Weixin Shareholders will collectively own approximately 64.4% of our outstanding common stock, the pre-existing stockholders of SRKP 23 will own approximately 20.7% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 20.0% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Weixin Shareholders will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: each of the Weixin Shareholders is a non-U.S. entity, an appropriate legend will be affixed to the stock certificates issued in accordance with Regulation S, each of the Weixin Shareholders will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agrees to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Xiao Liu, Hongbing Wan, Zongqi Li, Yu Hong Hu and Xiao Zhu Pang to the board of directors of our Company, with Hongbing Wan serving as Chairman.   Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Xiao Liu as our Chief Executive Officer.  Our board will also appoint a new Chief Financial Officer upon the closing of the Share Excange.   Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the SRKP 23 Share Cancellation, the completion of the SRKP 23 Warrant Cancellation and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of November 11, 2010, there were 8,587,354 shares of the Company’s common stock outstanding.

WHERE TO FIND MORE INFORMATION ABOUT US

We file all required reports due under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “SEC”). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of November 11, 2010, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of November 11, 2010 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	9,096,150 (1)	69.25%

Anthony C. Pintsopoulos c/o SRKP 21, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	Secretary, Chief Financial Officer and Director	1,419,278 (2)	15.27%

All Officers and Directors as a group (two persons)		10,515,428 (3)	75.95%

5% Stockholders:

Debbie Schwartzberg 785 5th Avenue New York, New York 10021	2,400,000 (4)	24.52%

Amanda Rappaport Trust (5) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676 (6)	7.17%

Kailey Rappaport Trust (7) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676 (6)	7.17%

Janine Frisco 200 Oceangate, Suite 1500 Long Beach, CA 90802-4302	496,748 (8)	5.62%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	496,748 (8)	5.62%

WestPark Capital Financial Services, LLC (9) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	5,547,958(10)	48.83%

Xingrong Zhang TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen People’s Republic of China	993,974(11)	10.94%

Zhou Chen TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen People’s Republic of China	993,974(12)	10.94%

HaiLan Zhang TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen People’s Republic of China	993,974(12)	10.94%
___________________

(1)
Includes 1,135,420 shares of Common Stock and a warrant to purchase 1,099,938 shares of Common Stock owned by Mr. Rappaport.  A total of 3,300,734 shares and 4,036,346 warrants will be cancelled upon consummation of the Share Exchange. Also includes all of the shares of Common Stock and warrants to purchase Common Stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as WestPark Capital Financial Services LLC. Mr. Rappaport, as Trustee of each of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)
Includes 709,639 shares of Common Stock and a warrant to purchase 709,639 shares of Common Stock. A total of 592,639 shares and 661,639 warrants will be cancelled upon consummation of the Share Exchange.

(3)
Includes 5,257,714 shares of Common Stock and warrants to purchase 5,257,714 shares of Common Stock. A total of 3,893,373 shares and 4,697,985 warrants will be cancelled upon consummation of the Share Exchange.

(4)
Includes 1,000,000 shares of Common Stock and a warrant to purchase 1,000,000 shares of Common Stock owned by Ms. Schwartzberg.  A total of 840,022 of the shares and 934,760 of the warrants will be cancelled upon consummation of the Share Exchange.  Also includes 100,000 shares of Common Stock and 100,000 warrants to purchase Common Stock owned by each of the Julie Schwartzberg Trust dated 2/9/2000 and the David N. Sterling Trust dated 2/3/2000 (together, the “Schwartzberg Trusts”). Ms. Schwartzberg, as Trustee of each of the Schwartzberg Trusts, may be deemed the indirect beneficial owner of these securities since she has sole voting and investment control over the securities. A total of 883,513 shares and 93,236 warrants owned by each of the Schwartzberg Trusts will be cancelled upon consummation of the Share Exchange.

(5)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust.

(6)
Includes 319,338 shares of Common Stock and a warrant to purchase 319,338 shares of Common Stock.  A total of 266,688 of the shares and 297,738 of the warrants will be cancelled upon consummation of the Share Exchange.

(7)	Mr. Rappaport serves as Trustee of the Kailey Rappaport Trust.

(8)
Includes 248,374 shares of Common Stock and a warrant to purchase 248,374 shares of Common Stock.  A total of 27,424 of the shares and 231,574 of the warrants will be cancelled upon consummation of the Share Exchange.

(9)
Mr. Rappaport serves as CEO and Chairman of WestPark Capital Financial Services, LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark Capital Financial Services LLC.  Mr. Pintsopoulos serves as President and Chief Financial Officer of West Park Capital Financial Services LLC.

(10)
Includes 2,773,979 shares of Common Stock and a warrant to purchase 2,773,979 shares of Common Stock.  A total of 1,813,288 of the shares and 2,379,849 of the warrants will be cancelled upon consummation of the Share Exchange.

(11)
Includes 496,988 shares of Common Stock and a warrant to purchase 496,986 shares of Common Stock.  A total of 415,048 of the shares and 463,370 of the warrants will be cancelled upon consummation of the Share Exchange.

(12)
Includes 496,988 shares of Common Stock and a warrant to purchase 496,986 shares of Common Stock.  A total of 415,049 of the shares and 463,370 of the warrants will be cancelled upon consummation of the Share Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 8,587,354 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 7,865,556 shares of common stock to the Weixin Shareholders, we will cancel a total of 6,679,899 shares of common stock and warrant to purchase 7,804,804 shares of common stock owned by the SRKP 23 stockholders, and will issue approximately 2,444,444 shares of common stock in connection with the Private Placement Offering.  We anticipate that SRKP 23 will have outstanding 12,217,455 shares of common stock and warrants to purchase 782,545 shares of common stock immediately after the closing of the Share Exchange and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering).  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Weixin International Co., Limited, 3/F., Jin Peng Building, 9 Shen Zhou Road, Guangzhou Science City, Guangzhou, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange		Percent of Class

Directors and Executive Officers

Xiao Liu	Chief Executive Officer and Director	3,126,056	(1)	25.59%

Hongbing Wan	Chairman of the Board	-		-

Zongqi Li	Director	-		-

Yu Hong Hu	Director	-		-

Xiao Zhu Pang	Director	-		-

Officers and Directors as a Group (total of 5 persons)		3,126,056		25.59%

5% Holders

Wesen Environmental Technology Limited		3,126,056		25.59%

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		1,759,070	(2)	13.82%

WestPark Capital Financial Services, LLC (9) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		1,354,821	(3)	10.74%

HaiLan Zhang TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen People’s Republic of China		615,555	(4)	5.02%

_____________

(1)
Consists of shares owned by Wesen Environmental Technology Limited, a British Virgin Islands company, of which Xiao Liu is a director and may be deemed to have voting and investment control over the shares owned by Wesen Environmental Technology Limited.

(2)
Includes 181,350 shares of Common Stock and a warrant to purchase 74,399 shares of Common Stock owned by Mr. Rappaport.  Also includes 52,650 shares of Common Stock and warrants to purchase 21,600 shares of Common Stock held by each of the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) as well as 960,691 shares of Common Stock and warrants to purchase 394,130 shares of Common Stock held by WestPark Capital Financial Services LLC. Mr. Rappaport, as Trustee of each of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(3)	Includes 960,691 shares of Common Stock and a warrant to purchase 394,130 shares of Common Stock.

(4)	Includes 581,939 shares of Common Stock and a warrant to purchase 33,616 shares of common stock.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Xiao Liu, Hongbing Wan, Zongqi Li, Yu Hong Hu and Xiao Zhu Pang to the board of directors of our Company, with Hongbing Wan serving as Chairman.  Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Xiao Liu as our Chief Executive Officer.  Our board will also appoint a new Chief Financial Officer upon the closing of the Share Exchange.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	50	President and Director	October 11, 2007 thru Present

Anthony C. Pintsopoulos	54	Secretary, Chief Financial Officer and Director	October 11, 2007 thru Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital is a full service investment banking and securities brokerage firm, which serves the needs of private and public companies worldwide, as well as individual and institutional investors. Mr. Rappaport is the also the CEO and Chairman of WestPark Capital Financial Services LLC.  From April 1995 through September 1999, Mr. Rappaport was director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport also serves as President and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and an M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer of WestPark Capital. He is also the President and Chief Financial Officer of WestPark LLC. Prior to joining WestPark Capital, Mr. Pintsopoulos was Chief Financial Officer and acting Chief Operating Officer at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as Chief Financial Officer, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company's IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also, he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. Mr. Pintsopoulos also serves as Chief Financial Officer, Secretary and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Nominating Committee

The Board of Directors acts as the nominating committee.  Our Board of Directors believes that it is not necessary to have a standing nominating committee at this time because the functions of such committees are adequately performed by our Board of Directors.

We have not adopted any procedures by which security holders may recommend nominees to our Board of Directors.

Audit Committee

The Board of Directors acts as the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.  The Company intends to continue to search for a qualified individual for hire.

Board Meetings and Stockholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2009 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange. We do not have any independent directors as that term is defined under Section 803A(2) of the NYSE Amex Company Guide, even though such definition does not currently apply to us.

Transactions with Related Persons

Except as otherwise described herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Code of Ethics

On December 20, 2007, Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others.  A form of the Code of Ethics is attached as Exhibit 14.1 to the Company’s Form 10-K filed with the Securities and Exchange Commission on February 18, 2009.  Requests for copies of the Code of Ethics should be sent in writing to SRKP 23, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position

Xiao Liu	37	Chief Executive Officer and Director

Hongbing Wan	43	Chairman of the Board

Zongqi Li	29	Director

Yu Hong Hu	43	Director

Xiao Zhu Pang	35	Director

Xiao Liu has served as the Vice President and as a director of Weixin BVI since its inception in December 2009.  Mr. Liu has also served as a director of Wei Xin HK since December 2005.  Mr. Liu received a Bachelor’s degree in Mechanical Engineering from Beijing Industry and Commerce University 1994, a Master of Science degree in Engineering Management from Northeastern University in 2002 and an MBA from China People University in 2005. Mr. Liu’s qualifications to sit on the board of directors of the Company include his strong experience in business management and his years of experience in the manufacturing industry, and his extensive knowledge of the operations of Weixin BVI and its subsidiaries.

Hongbing Wan  has served as a director of Weixin BVI since its formation in December 2009.  He has also served as a director of Wei Xin HK since December 2005.   Mr. Wan also serves as the Chief Executive Officer and as a director of each of Kelida,, Hua Sa, Chuang Yi and Xin Ye.  From 1988 to 2002, Mr. Wan served in various positions at Gangzhou Henasia Engineering Ltd., including Sales Representative, Sales Manager and General Manager.  Mr. Wan received a Bachelor’s degree in Mechanical Engineering in 1988 from Guangdong Industry University and an MBA in 2002 from Guangzhou Yajiada Economics Management College.  Mr. Wan’s qualifications to sit on the board of directors of the Company include his over 15 years of experience in the recycling business, his extensive knowledge of the recycling market, his knowledge of sales distribution channels and his extensive knowledge of the operations of Weixin BVI and its subsidiaries.

Zhongqi Li served as an Assistant Board Affair Executive of Shenzhen Expressway Co., Ltd. from February 2002 to April 2006 Mr. Li received a Bachelor’s degree in International Business in 2001 from Shenzhen University and a Master’s degree in accounting in 2010 from the Craig School of Business at the California State University, Fresno.  Mr. Li’s qualifications to serve on the board of directors of the Company include his knowledge of accounting and his ability to read and understand financial statements.

Yu Hong Hu has served as the Corporate Controller of Premier Diagnostics Health Services, Inc. since October 2010.  From October 2007 to January 2010, she served as an Intermediate Accountant at IGC Entertainment Corporation.  From May 2006 to March 2007, she served as the Finance Director of Pfizer Global Contract Manufacturing Asia.  From February 2001 to May 2006, she served as the Finance Controller of Pfizer Global Manufacturing China.  Ms. Hu received a Bachelor’s degree in Business Administration in 1989 from Liao Ning Engineering University, a Diploma in Accounting in 1993 from North East Financial and Economic University and an MBA in 2005 from China Europe International Business School.  Ms. Hu’s qualifications to serve on the board of directors of the Company include her knowledge of knowledge of the rules and regulations regarding publicly trading companies, her education in accounting and her understanding of US GAAP.

Xiao Zhu Pang has served as a senior accountant at Chang Lee LLP since November 2006.  From May 2005 to March 2006, Ms. Pang was an Accountant at Cooper, Murray Chartered Accountants.  Ms. Pang received a Bachelor’s degree in Accounting in 1998 and a Master’s degree in Accounting in 2001 from the Dongbei University of Finance and Economics.  Ms. Pang’s qualifications to serve on the board of directors of the Company include her knowledge of knowledge of the rules and regulations regarding publicly trading companies, her education in accounting and her understanding of US GAAP.

Family Relationships

There are no family relationships among any of the individuals expected to be named to the board of directors and executive management of the Company upon the closing of the Share Exchange.

Director Independence

It is expected that upon the appointment of Zongqi Li, Yu Hong Hu and Xiao Zhu Pang as members of our Board becoming effective, they will be considered independent directors under Section 803A(2) of the NYSE Amex Company Guide, even though such definition does not currently apply to us because we are not listed on the NYSE Amex.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2009 and 2008 of the principal executive officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2009	$-	$-	$-	$-
Chief Executive Officer	2008	$-	$-	$-	$-
and Director

Anthony Pintsopoulos	2009	$-	$-	$-	$-
Chief Financial Officer and	2008	$-	$-	$-	$-
Director

Grants of Plan-Based Awards in 2009

There were no option grants in 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no option exercises or options outstanding in 2009.

Option Exercises and Stock Vested in Fiscal 2009

There were no option exercises or stock vested in 2009.

Pension Benefits

There were no pension benefit plans in effect in 2009.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2009.

Compensation Committee

The Board of Directors acts as the compensation committee. Our Board of Directors believes that it is not necessary to have a standing compensation committee at this time because the functions of such committees are adequately performed by our Board of Directors.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 2 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2009, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2009 and written representations that no other reports were required, the Company believes that no person, who at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark is the placement agent for the Private Placement, the $5.5 million equity financing to be conducted by the Company as a condition to the closing of the Share Exchange.  For its services as a placement agent, WestPark will be paid a commission equal to 8.0% of the gross proceeds from the financing.  Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark, a FINRA member.  Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of WestPark.  Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
      Richard A. Rappaport
      President

Dated: November 12, 2010